Exhibit 3.1

EXECUTION VERSION

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF THE SERIES B NON-VOTING CONVERTIBLE PREFERRED STOCK OF

IDI, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, it is hereby certified that:

WHEREAS, the name of the Company (hereinafter called the “Company”) is IDI, Inc., a Delaware corporation.

WHEREAS, the Certificate of Incorporation of the Company (the “Certificate of Incorporation”) authorizes the issuance of 10 million (10,000,000) shares of preferred stock, $0.0001 par value per share, and expressly authorizes the Board of Directors of the Company (the “Board”) to provide, out of the undesignated shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, of the shares of such series and any qualifications, limitations or restrictions thereon.

WHEREAS, the Board has previously designated a series of preferred stock as Series A Non-Voting Convertible Preferred Stock.

WHEREAS, the Board, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions designating a new series of preferred stock as Series B Non-Voting Convertible Preferred Stock.

RESOLVED, that the Board deems it advisable to, and hereby does, designate a Series B Non-Voting Convertible Preferred Stock and fixes and determines the preferences, rights, qualifications, limitations and restrictions relating to the Series B Non-Voting Convertible Preferred Stock as follows, in addition to any set forth in the Certificate of Incorporation:

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” shall have the meaning ascribed to it pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended.

“Alternate Consideration” shall have the meaning set forth in Section 7(b).

“Business Day” means any day except Saturday, Sunday, and any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

“Common Stock” means the Company’s common stock, par value $0.0005 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

“Common Stock Equivalents” means any securities of the Company or the subsidiaries of the Company, whether or not vested or otherwise convertible or exercisable into shares of Common Stock at the time of such issuance, which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time exercisable for, convertible into, or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Company” means IDI, Inc., a Delaware corporation.

“Conversion Date” shall have the meaning set forth in Section 6(a).

“Conversion Ratio” shall have the meaning set forth in Section 6(b).

“Conversion Shares” means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series B Preferred in accordance with the terms hereof.

“Equity Securities” means all shares of capital stock of the Company, including, without limitation, all securities convertible into or exchangeable for shares of capital stock of the Company, and all options, warrants, and other rights to purchase or otherwise acquire from the Company shares of such capital stock, including any stock appreciation or similar rights, contractual or otherwise.

“Fundamental Transaction” shall have the meaning set forth in Section 7(b).

“Holder” shall mean any owner of shares of Series B Preferred.

“Liquidation” means, whether in a single transaction or series of transactions, the voluntary or involuntary liquidation, dissolution or winding up of the Company or such subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Company and its subsidiaries, taken as a whole.

“Person” means an individual, entity, corporation, partnership, association, limited liability company, limited liability partnership, joint–stock company, trust or unincorporated organization.

“Series B Preferred” shall have the meaning set forth in Section 2.

Section 2. Designation and Amount. The series of preferred stock designated by this Certificate of Designation shall be designated as the Company’s Series B Non-Voting Convertible Preferred Stock (the “Series B Preferred”), with one million (1,000,000) shares designated as Series B Preferred.

Section 3. Dividends, Redemption. Each Holder of Series B Preferred shall be entitled to receive, on a pari passu basis, dividends payable, subject to the conditions and other terms hereof, out of any funds of the Company legally available when and at the time for declaration of dividends by the Company, at the same time any dividends or other distributions are paid or declared and set apart for payment on any shares of Common Stock or other Common Stock Equivalents on the basis of the largest number of whole shares of Common Stock into which such Holder’s shares of Series B Preferred could be converted pursuant to Section 6

(assuming the full conversion of all shares of Series B Preferred then held by such Holder). The Company shall not have the right to redeem shares of Series B Preferred except with prior written consent of the Holder thereof. For so long as any shares of Series B Preferred are outstanding, no dividend, whether in cash or property, shall be paid or declared, nor shall any other distribution be made, on any other Equity Securities, nor shall any other Equity Securities be purchased, redeemed or otherwise acquired for value by the Company or any subsidiary thereof, other than dividends or other distributions in which the Holders are entitled to participate consistent with this Section 3.

Section 4. Voting Rights. Except as required by law or as specifically provided herein, the Holders of Series B Preferred shall not be entitled to vote, as a separate class or otherwise, on any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting); provided, however, that each Holder of outstanding shares of Series B Preferred shall be entitled, on the same basis as holders of Common Stock, to receive notice of such action or meeting.

Section 5. Liquidation. Upon any Liquidation, distributions to the stockholders of the Company shall be distributed among the holders of Common Stock, Series B Preferred and any other class or series of preferred stock of the Corporation entitled to participate with the Common Stock in a liquidating distribution, pro rata in proportion to the shares of Common Stock then held by them and the maximum number of shares of Common Stock which they would have the right to acquire upon conversion of shares of Series B Preferred held by them pursuant to Section 6 and Section 7 (assuming the full conversion of all Common Stock Equivalents then held by them), assuming the Conversion Date has occurred. Written notice of any Liquidation, stating the payment date, the amount of any related distribution and the place where said distribution shall be payable, shall be given to the Holders of record of Series B Preferred not less than ten (10) days prior to the consummation of such Liquidation, in accordance with the provisions of Section 8(a). A Fundamental Transaction shall not be deemed a Liquidation.

Section 6. Conversion.

(a) Conversion Date. Subject to the provisions of this Section 6, each share of Series B Preferred shall automatically convert into Common Stock on the date that is the twenty first (21st) day (such date, the “Conversion Date”) following the mailing of the information statement to the Company’s stockholders disclosing the Company’s stockholder approval of the issuance of the Conversion Shares, without any further action on the part of the Company or any Holder. All accrued and unpaid dividends on the shares being converted pursuant to this Section 6(a) shall be paid in cash on the applicable Conversion Date.

(b) Conversion Ratio. The number of duly authorized, validly issued, fully paid and non-assessable shares of Common Stock issuable upon conversion of each share of Series B Preferred shall be equal to the product obtained by multiplying each such share of Series B Preferred being converted by 50 (subject to adjustment in the event of any stock split, stock dividend, combination, recapitalization, reorganization, reclassification or other similar event as set forth herein, the “Conversion Ratio”).

(c) Mechanics of Conversion.

i. Delivery of Certificate Upon Conversion. As soon as practicable after the Conversion Date, the Company shall deliver, or cause to be delivered to each Holder a certificate or certificates, which will contain any restrictive legends required by the Securities Act, representing the number of Conversion Shares being acquired upon the conversion of shares of Series B Preferred then held by such Holder. Upon written request of a Holder, the Company shall use its best efforts to deliver any certificate or certificates required to be delivered by the Company under this Section 6 electronically through the Depository Trust Company or another established clearing corporation performing similar functions. The Person in whose name the certificate or certificates for Common Stock are to be issued shall be deemed to have become a stockholder of Common Stock of record on the date of such occurrence.

ii. Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series B Preferred, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of Series B Preferred, not less than such aggregate number of shares of the Common Stock as are issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series B Preferred. The Company covenants that all shares of Common Stock so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

iii. Fractional Shares. No fractional shares or scrip representing fractional shares shall be issued upon the conversion of Series B Preferred. As to any fraction of a share which a Holder would otherwise be entitled to acquire upon such conversion, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the average closing price per share of Common Stock on the NYSE MKT, or any other trading market or exchange on which the Common Stock may then trade, for the ten-day period ending on the day prior to such Conversion Date, or round up to the next whole share.

iv. Transfer Taxes. Any transfer, documentary stamp or similar taxes arising on account of a conversion of any shares of Series B Preferred shall be the responsibility of and paid by the Holder. Furthermore, the Company will not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion. The Company will not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof will have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

(d) Record Holder. The Person or Persons entitled to receive the Conversion Shares shall be treated for all purposes as the record holder or holders of such shares on the Conversion Date until the subsequent transfer thereof.

Section 7. Certain Adjustments.

(a) Stock Dividends and Stock Splits. If the Company, at any time while Series B Preferred is outstanding: (i) pays a stock dividend or otherwise makes a distribution or distributions payable in shares of Common Stock on shares of Common Stock or any other Common Stock Equivalents, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines (including by way of a reverse stock split or otherwise) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Ratio shall be multiplied by a fraction of which the numerator will be the number of shares of Common Stock (excluding any treasury shares of the Company) outstanding immediately after such event and of which the denominator will be the number of shares of Common Stock outstanding immediately before such event. Any adjustment made pursuant to this Section 7(a) will become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and will become effective immediately after the effective date in the case of a subdivision or combination. The provisions of this Section 7(a) shall similarly apply to successive actions contemplated by clauses (i), (ii) and (iii) above.

(b) Fundamental Transaction. If, at any time while Series B Preferred is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (any such event, a “Fundamental Transaction”), then the Holders shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (assuming the full conversion of all shares of Series B Preferred then held by them), the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the “Alternate Consideration”), at the same time as the holders of Common Stock receive such consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then each Holder shall be given the same choice as to the Alternate Consideration it shall receive in such Fundamental Transaction.

(c) Calculations. All calculations under this Section 7 will be made to the nearest share or the nearest cent, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date will be the number of shares of Common Stock (excluding any treasury shares of the Company) actually issued and outstanding.

(d) Notice to the Holders. Whenever the Conversion Ratio is adjusted pursuant to any provision of this Section 7, the Company shall make available for inspection during regular business hours, at its principal executive offices or at such other place as may be designated by the Company, a statement, signed by its chief executive officer, showing in detail the facts requiring such adjustment and the Conversion Ratio that shall be in effect after such adjustment.

Section 8. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service, addressed to the Company, at the address of its principal office or such other address as the Company may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Company hereunder shall be in writing and delivered personally, by facsimile, electronic mail, or sent by a nationally recognized overnight courier service addressed to each Holder at the address of such Holder appearing on the books of the Company, or if no such address appears on the books of the Company, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of the Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or upon actual receipt by the party to whom such notice is required to be given.

(b) Lost or Mutilated Series B Preferred Certificate. If a Holder’s Series B Preferred certificate, if any, becomes mutilated, lost, stolen or destroyed, the Company shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series B Preferred so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof reasonably satisfactory to the Company and any of additional documentation the transfer agent of the Company may require.

(c) Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Designation will be governed by and construed and enforced in accordance with the internal laws of the State of Delaware, without regard to the principles of conflict of laws thereof. The Company and, by accepting Series B Preferred, each Holder agree that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Designation (whether brought against the Company or a Holder or their respective affiliates, directors, officers, shareholders, employees or agents) may be commenced only in the state and federal courts sitting in City of Wilmington, Delaware. The Company and, by accepting Series B Preferred, each Holder hereby irrevocably submit to the exclusive jurisdiction of such courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such courts, or such courts are improper or inconvenient venue for such proceeding. The Company and, by accepting Series B Preferred, each Holder hereby irrevocably waive personal service of process and consent to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Designation and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. The Company and, by accepting Series B Preferred, each Holder hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Designation or the transactions contemplated hereby. If the Company or any Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorneys’ fees and other costs and expenses incurred in the investigation, preparation and prosecution of such action or proceeding.

(d) Waiver. Any waiver by the Company or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Company or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Company or a Holder must be in writing.

(e) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances.

(f) Status of Converted Series B Preferred. If any shares of Series B Preferred shall be converted or reacquired by the Company, such shares shall resume the status of authorized but unissued preferred stock of the Company.

(g) Non-circumvention. The Company hereby covenants and agrees that the Company will not, by amendment of its Certificate of Incorporation, bylaws or through any reorganization, transfer of assets, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Certificate of Designation, and will at all times in good faith carry out all the provisions of this Certificate of Designation and take all action as may be required to protect the rights of the Holders.

(h) Amendment. The terms of this Certificate of Designation shall not be amended except with the consent of the Holders of a majority of the outstanding Series B Preferred voting as one class.

[Signature on next page.]

IN WITNESS WHEREOF, this Certificate of Designation has been executed by a duly authorized officer of the Company as of this 16th day of November, 2015.

IDI, INC.

By:	/s/ Derek Dubner
Name:	Derek Dubner
Title:	Co-Chief Executive Officer

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